Mail Stop 4561

February 22, 2006

By U.S. Mail and facsimile to (973) 439-6914.

Albert E. Gossweiler
Senior Vice President and Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Kearny Financial Corp.**
> **Form 10-K for the Fiscal Year June 30, 2005**
> **Filed September 27, 2005**
> **File No. 000-51093**

Dear Mr. Gossweiler:

   We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page F-4

   1. Please tell us why you have not presented the unearned shares held as collateral for the loan to the leveraged ESOP as a contra-equity account in your statement of

changes in stockholder's equity. Specifically tell us how you considered the guidance of paragraph .13 of SOP 98-6 in this presentation.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

Net Income per Common Share, page F-11

2. Please tell us the specific accounting literature relied upon in determining that the shares issued in the IPO should be considered outstanding as of the beginning of your fiscal year instead of the date the shares were issued for the calculation of earnings per share. Tell us how you determined that your calculation of earnings per share complied with paragraph 8 of SFAS 128.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief